Exhibit 1

PRESS RELEASE

Cyren Reports Fourth Quarter and Full Year Financial 2016 Results

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Continued Demand For Strong Cyber Security Protection Generates 14% Year Over Year Revenue Growth

McLean, Va. – February 21, 2017 – Cyren (NASDAQ: CYRN) today announced its fourth quarter 2016 financial results for the period ending December 31, 2016.

“Cyren closed out 2016 on a very positive note, delivering its sixth straight quarter of revenue growth, which was up 14% year over year,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “For the year, we finished with $31 million in revenue, including a significant milestone for our Enterprise Security as a Service business which contributed more than 10% of overall revenue. While the embedded Threat Intelligence Services business continues to generate the majority of our revenue and cash flow, our Cyren Cloud Security services – including EmailSecurity and WebSecurity – are very well positioned as the growth engine for the future.”

The company recently announced that its Cyren Cloud Security (CCS 4.0) platform is scheduled for release by the end of the first quarter. Cyren Cloud Security is the industry’s first and only solution that can deliver web security, email security, DNS-based security, cloud sandboxing, and cloud access security all from a single unified SaaS platform. Cyren Cloud Security enables enterprise and SMB/SME customers to simplify and integrate the management of disparate point security solutions, eliminate complexity and costs, and deliver better protection from the latest, most sophisticated cross-vector threats. More information on Cyren Cloud Security is available at www.cyren.com.

Fourth Quarter 2016 Financial Highlights:

●	Revenues for the fourth quarter of 2016 were $8.1 million, up 14% from $7.1 million for the fourth quarter of 2015, and an increase from $7.9 million for the third quarter of 2016. Q4 2016 represents the sixth successive quarter of revenue growth for Cyren.

●	Revenues for the year ended December 31, 2016 were $31.0 million compared to $27.8 million for fiscal year 2015, representing an increase of 12% year over year.

●	GAAP net loss for the fourth quarter of 2016 was $2.0 million, compared to a net loss of $1.2 million in the fourth quarter of 2015.

●	GAAP net loss for the year ended December 31, 2016 was $5.3 million, compared to $4.8 million for 2015.

●	GAAP loss per basic and diluted share for the fourth quarter of 2016 was $0.05, compared to a loss of $0.03 for the fourth quarter of 2015. For the full year 2016, GAAP loss per basic and diluted share was $0.13, compared to a loss of $0.14 for full year 2015.

●	Non-GAAP net loss for the fourth quarter of 2016 was $1.9 million, compared to a Non-GAAP net loss of $1.4 million for the fourth quarter of 2015.

●	Non-GAAP loss per basic and diluted share was $0.05 for the fourth quarter of 2016, compared to a Non-GAAP loss of $0.03 in fourth quarter of 2015. Non-GAAP loss per basic and diluted share was $0.12 for full year 2016, compared to $0.14 during full year 2015.

●	Operating cash usage during the fourth quarter was $0.8 million, compared to operating cash usage of $0.6 million in the fourth quarter of 2015. For the full year 2016, Cyren generated positive operating cash flow of $2.4 million compared to operating cash usage of $1.8 million during the full year of 2015.

●	Net cash usage during the fourth quarter was $1.8 million, compared to net cash usage of $0.5 million during the third quarter of 2016. For the full year 2016, Cyren used a total of $5.8 million compared to cash usage of $6.2 million during the full year of 2015, excluding proceeds from the company’s August 2015 capital raise.

●	Cash balance as of December 31, 2016 was $10.6 million, compared to $12.4 million as of September 30, 2016 and $16.4 million as of December 31, 2015. The company continues to have no debt.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	During the third and fourth quarters, Cyren added over 100 new Enterprise SaaS customers using either Cyren WebSecurity (CWS) or Cyren EmailSecurity (CES), or a combination of both. Over half of the CWS and DNS Security customers expressed interest in purchasing CES, which was one of the drivers for the release of the unified CCS 4.0 platform.

●	The company added and renewed several contracts to provide embedded Threat Intelligence Services using Cyren’s embedded email security, web security, and cyber intelligence solutions. For the year, Cyren’s renewal rate exceeded 90% and average customer tenure is approaching 8 years, a strong indication of Cyren’s stickiness and the long-term value that it provides to its embedded Threat Intelligence customers.

●	During the second half of 2016, Cyren expanded its presence in Europe by launching a Sales & Marketing office in the UK to focus on the EMEA region. Cyren has added a number of new customers and distribution partners, including Cloud Distribution which focuses on the UK & Ireland markets selling cloud-based security solutions.

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●	Throughout 2016, Cyren has continued to enhance its innovative Web Security Diagnostic tool, which allows users to quickly and easily test their current web security solutions for potential vulnerabilities to malware, viruses delivered over SSL, botnets and phishing. During 2016, thousands of companies used the tool to identify weaknesses in their existing appliance and cloud-based web security solutions, with over 98% of users identifying at least one vulnerability. The Web Security Diagnostic tool can be accessed on Cyren’s website at http://www.cyren.com/security-test.html.

●	At the company’s annual shareholder meeting in December, John Becker was appointed to Cyren’s Board of Directors beginning April 1, 2017. John brings over 30 years of security and technology industry experience to Cyren, including serving as the CEO of Sourcefire prior to its $2.7 billion sale to Cisco. John also served as the CEO of ScienceLogic, Approva, Cybertrust, Trusecure and Axent Technologies.

●	Last week Cyren had a strong presence in the RSA Security Conference in San Francisco, where the company met with dozens of existing customers and hundreds of potential customer prospects. The conference is widely regarded as the pinnacle event for the security industry, and the demonstration of Cyren‘s CCS 4.0 platform was well received by Cyren’s partners and potential customers. Prior to the show, Cyren was awarded a 2017 Cybersecurity Excellence Award by members of the information security industry.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, February 21, 2017.

U.S. Dial-in Number:	1-800-467-8998
Israel Dial-in Number:	1-80-924-5905
International Dial-in Number:	1-719-325-2187

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=122861.

For those unable to participate in the live conference call, a replay will be available until March 7, 2017. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 5946575. An archived version of the webcast will also be available on the investor relations section of the company's website.

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About Cyren:

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Israel Investor Contact

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Audited
Revenues	$8,111	$7,109	$30,983	$27,762
Cost of revenues	2,682	2,154	10,042	8,866
Gross profit	5,429	4,955	20,941	18,896
Operating expenses:
Research and development, net	2,203	2,234	8,656	8,842
Sales and marketing	3,512	2,122	10,814	8,466
General and administrative	1,782	1,672	6,645	6,123
Adjustment of earn-out obligation	-	2	-	(75)
Total operating expenses	7,497	6,030	26,115	23,356
Operating loss	(2,068)	(1,075)	(5,174)	(4,460)
Other income (expenses)	(6)	29	(1)	27
Financial expense, net	54	132	(147)	(243)
Loss before taxes	(2,020)	(914)	(5,322)	(4,676)
Tax benefit (expense)	9	(237)	2	(123)
Net loss	$(2,011)	$(1,151)	$(5,320)	$(4,799)

Loss per share - basic	$(0.05)	$(0.03)	$(0.13)	$(0.14)
Loss per share - diluted	$(0.05)	$(0.03)	$(0.13)	$(0.14)
Weighted average number of shares outstanding:
Basic	39,167	39,121	39,135	34,316
Diluted	39,167	39,121	39,135	34,316

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in thousands of U.S.dollars, except per share amounts)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Audited
GAAP operating loss	$(2,068)	$(1,075)	$(5,174)	$(4,460)
Stock-based compensation (1)	233	282	980	1,066
Amortization of intangible assets (2)	776	379	2,794	1,549
Adjustment to earn-out liabilities (3)	-	2	-	(75)
Executive terminations (5)	-	-	87	-
Adjustment to deferred revenues (6)	-	42	66	169
Settlement agreements (7)	-	-	-	(628)
Capitalization of technology (8)	(852)	(825)	(3,097)	(1,887)
Non-GAAP operating loss	$(1,911)	$(1,195)	$(4,344)	$(4,266)

GAAP net loss	$(2,011)	$(1,151)	$(5,320)	$(4,799)
Stock-based compensation (1)	233	282	980	1,066
Amortization of intangible assets (2)	790	379	2,836	1,549
Adjustment to earn-out liabilities (3)	-	2	-	(27)
Amortization of deferred tax assets (4)	(62)	(79)	(278)	(326)
Executive terminations (5)	-	-	87	-
Adjustment to deferred revenues (6)	-	42	66	169
Settlement agreements (7)	-	-	-	(628)
Capitalization of technology (8)	(852)	(847)	(3,128)	(1,929)
Non-GAAP net loss	$(1,902)	$(1,372)	$(4,757)	$(4,925)

GAAP loss per share (diluted)	$(0.05)	$(0.03)	$(0.13)	$(0.14)
Stock-based compensation (1)	0.00	0.00	0.02	0.03
Amortization of intangible assets (2)	0.02	0.02	0.07	0.05
Adjustment to earn-out liabilities (3)	0.00	0.00	0.00	(0.00)
Amortization of deferred tax assets (4)	(0.00)	0.00	(0.00)	(0.00)
Executive terminations (5)	0.00	0.00	0.00	0.00
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.00
Settlement agreements (7)	0.00	0.00	0.00	(0.02)
Capitalization of technology (8)	(0.02)	(0.02)	(0.08)	(0.06)
Non-GAAP loss per share (diluted)	$(0.05)	$(0.03)	$(0.12)	$(0.14)

Numbers of shares used in computing non-GAAP loss per share (diluted)	39,167	39,121	39,135	34,316

(1) Stock-based compensation
Cost of revenues	$22	$15	$73	$64
Research and development	71	92	314	302
Sales and marketing	45	52	198	251
General and administrative	95	123	395	449
	$233	$282	$980	$1,066
(2) Amortization of intangible assets
Cost of revenues	$596	$194	$2,048	$781
Sales and marketing	180	185	746	768
Financial expenses, net	14	-	42	-
	$790	$379	$2,836	$1,549
(3) Adjustment to earn-out liabilities
General and administrative	$-	$2	$-	$(75)
Financial expenses, net	-	-	-	48
	$-	$2	$-	$(27)
(4) Amortization of deferred tax assets
Tax benefit (expense)	$(62)	$(79)	$(278)	$(326)
	$(62)	$(79)	$(278)	$(326)
(5) Executive terminations
Sales and marketing	$-	$-	$87	$-
	$-	$-	$87	$-
(6) Adjustment to deferred revenues
Revenues	$-	$42	$66	$169
	$-	$42	$66	$169
(7) Settlement agreements
General and administrative	$-	$-	$-	$(628)
	$-	$-	$-	$(628)
(8) Capitalization of technology
Research and development	$(852)	$(825)	$(3,097)	$(1,887)
Financial expenses, net	-	(22)	(31)	(42)
	$(852)	$(847)	$(3,128)	$(1,929)

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31	December 31
	2015	2015
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	$10,621	$16,379
Trade receivables, net	3,061	3,849
Prepaid expenses and other receivables	1,037	831
Total current assets	14,719	21,059
Lease deposits	380	197
Severance pay fund	604	700
Property and equipment, net	2,081	2,321
Goodwill and intangible assets, net	29,867	30,128
Total long-term assets	32,932	33,346
Total assets	$47,651	$54,405

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$-	$4,169
Trade payables	764	603
Employees and payroll accruals	2,528	2,500
Accrued expenses and other liabilities	755	764
Earn-out consideration	2,267	2,346
Deferred revenues	4,609	3,269
Total current liabilities	10,923	13,651
Deferred revenues	1,788	824
Deferred tax liability	1,374	1,627
Accrued severance pay	816	824
Other liabilities	119	131
Total long-term liabilities	4,097	3,406
Shareholders’ equity	32,631	37,348
Total liabilities and shareholders’ equity	$47,651	$54,405

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Audited

Cash flows from operating activities:
Net loss	$(2,011)	$(1,151)	$(5,320)	$(4,799)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	8	4	11	9
Depreciation	291	355	1,246	1,337
Stock-based compensation	233	282	980	1,066
Amortization of intangible assets	790	379	2,836	1,549
Accrued interest, accretion of discount and exchange rate differences on credit line	-	3	(19)	69
Accretion and change in fair value of earn-out consideration, net	(0)	2	(0)	(27)
Deferred taxes, net	(35)	(69)	(212)	(257)
Changes in assets and liabilities:
Trade receivables	642	(293)	759	716
Prepaid expenses and other receivables	(156)	505	(201)	36
Change in long-term lease deposits	77	(4)	(184)	(12)
Trade payables	111	23	124	(110)
Employees and payroll accruals, accrued expenses and other liabilities	282	161	16	(417)
Deferred revenues	(1,039)	(850)	2,305	(1,069)
Accrued severance pay, net	33	3	88	52
Other long-term liabilities	(8)	41	(11)	41
Net cash provided by (used in) operating activities	(782)	(609)	2,418	(1,816)

Cash flows from investing activities:

Proceeds from sale of property and equipment	-	-	-	5
Capitalization of technology	(852)	(847)	(3,128)	(1,929)
Purchase of property and equipment	(137)	(603)	(985)	(1,222)
Net cash used in investing activities	(989)	(1,450)	(4,113)	(3,146)

Cash flows from financing activities:

Proceeds from public offering, net	-	(108)	-	11,524
Proceeds from credit line	-	-	-	4,400
Repayment of credit line	-	-	(4,150)	(5,200)
Payment of earn-out consideration	-	-	-	(457)
Proceeds from options exercised	13	-	84	153
Net cash provided by (used in) financing activities	13	(108)	(4,066)	10,420
Effect of exchange rate changes on cash and cash equivalents	(59)	(119)	3	(142)
Increase (decrease) in cash and cash equivalents	(1,817)	(2,286)	(5,758)	5,316
Cash and cash equivalents at the beginning of the period	12,438	18,665	16,379	11,063
Cash and cash equivalents at the end of the period	$10,621	$16,379	$10,621	$16,379

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